FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: June 7, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

       Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                     Yes   [  ]    No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone: (604) 899-5450     Facsimile:(604) 484-4710

Item 2.            Date of Material Chang

                        May 17, 2004

ITEM 3.             PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated May 17, 2004 to the TSX-VE

ITEM 4.             SUMMARY OF MATERIAL CHANGE

PTM announces the grant of exploration permits for mineral properties held by the Company on portions of the farm Onderstepoort. This property represents a sizable part of the Company’s mineral rights position in the Western Bushveld Complex, projected to cover the extension of the Merensky and UG-2 platinum and palladium (“PGE”) bearing reefs.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated May 17, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.           OMITTED INFORMATION

N/A

ITEM 8.             SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO         Phone: (604) 899-5450

ITEM 9.             STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 17th day of May, 2004.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

WESTERN BUSHVELD PERMITS GRANTED, SOUTH AFRICA

Platinum Group Metals Ltd, (PTM: TSX-V) announces the grant of exploration permits for mineral properties held by the Company on portions of the farm Onderstepoort. This property represents a sizable part of the Company’s mineral rights position in the Western Bushveld Complex, projected to cover the extension of the Merensky and UG-2 platinum and palladium (“PGE”) bearing reefs. There are platinum mines to the east (projected down dip) and to the south-east (projected along strike) of the Company’s newly permitted property area. The Elandsfontein and Frichgewaagd farms adjoining the Company’s Onderstepoort permits are reported to host inferred resources of 17.5 M tonnes grading  6.32 g/t 4 PGE on the Merensky reef and 23.3 M tonnes grading 4.71 g/t 4 PGE on the UG-2 reef, totaling approximately 7 million ounces (Source: Anglo 2003 Annual Report). The Merensky reef has been traced to within 900 metres of the PTM Onderstepoort permitted area. (Source: presentation, Royal Bafokeng Resources, Indaba 2004).  The new prospecting permits granted cover 645 hectares or 2.5 square miles on portions of the farm Onderstepoort where PTM holds an option to purchase mineral rights.

PTM has entered into a joint venture agreement with Africa Wide Investment Holdings Pty Ltd, a Black Economic Empowerment Company, whereby Africa Wide can maintain a 26% interest in PTM’s property interests in Onderstepoort by participating in 26% of all costs. The Onderstepoort property lies in close proximity to existing and planned platinum mining operations.  The property also provides a clear geological target; the critical zone of the Bushveld Complex. Following some minor survey work, the initial exploration phase will be core drilling to test for the presence and position of the critical zone.

The permits cover a highly prospective area where the platinum reefs are inferred or projected to be near-surface. Down the inferred dip, 5 kilometres to the east, is the Anglo Styldrift Joint Venture, a mine development targeted at production of 250,000 ounces PGEs per year by 2006 by Anglo American Platinum Corporation Limited (“Anglo”) and Royal Bafokeng Resources (“RBR”) (Source: Anglo American Presentation February 28, 2003). The producing Anglo-RBR owned BRPM Platinum Mine is located 4 kilometres to the Southeast of Onderstepoort.

The whole of the Company’s Onderstepoort property covers more than 950 hectares (3.7 square miles). Details of the acquisition terms were released on January 24, 2003 and April 11, 2003. Total optional acquisition costs for PTM’s interests at Onderstepoort are approximately C$3.6 million, with the majority of the amounts due at the end of a three-year prospecting period. PTM’s option interests are 92.5%-100% of the mineral rights on the areas covered by these permits.

About PTM

In addition to property holdings in the Western Bushveld Complex, South Africa, PTM is also a significant holder of mineral rights in the Northern Limb of the Bushveld Complex and has two drills active in the Northern Limb. In Canada, PTM holds a large property position in the Lac des Iles region, the area of Canada’s only primary PGE mine. The Company also has an active joint venture with Anglo in the Sudbury Ontario area. PTM is active on a nickel, copper, PGE targeted drilling program at Lakemount near Wawa Ontario, where assays from 7 holes are currently pending.

On behalf of the Board

“R. Michael Jones”

President & CEO

For further information on behalf of Platinum Group Metals Ltd. contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX.V Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.                REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:(604) 899-5450     Facsimile:(604) 484-4710

Item 2.            Date of Material Change

May 7, 2004

ITEM 3.                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated May 7, 2004 to the TSX-VE

ITEM 4.                SUMMARY OF MATERIAL CHANGE

PTM reports that assays returned a well-mineralized intercept from Hole 16 of its Phase 2 drill program at the Lakemount Project near Wawa, Ontario. Assay results for remaining Phase 2 Holes 9 through 15 are pending and will be reported as soon as possible.

ITEM 5.                FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated May 7, 2004.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.              OMITTED INFORMATION

N/A

ITEM 8.                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO     Phone: (604) 899-5450

ITEM 9.                STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 10th day of May, 2004.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

HIGH GRADE NICKEL COPPER PLATINUM PALLADIUM DRILL

INTERCEPT FROM LAKEMOUNT PHASE 2 DRILL PROGRAM

Platinum Group Metals Ltd (PTM-TSXV) reports that assays returned a well-mineralized intercept from Hole 16 of its Phase 2 drill program at the Lakemount Project near Wawa, Ontario.  Results for Holes 1 to 8 from Phase 1 drilling were published in the Company’s news releases dated February 3, 2004 and January 27, 2004.  Assay results for remaining Phase 2 Holes 9 through 15 are pending and will be reported as soon as possible.  Some of these pending holes have also intersected the target sulphide mineralization as seen in other holes.

Hole 16 reports an intercept of 0.74 % nickel, 0.56% copper, and 0.767 grams per tonne of platinum, palladium and gold over an intercept of 11.0 metres, including an intercept of 1.54 % nickel, 0.89 % copper, and 1.171 grams per tonne of platinum, palladium and gold over 2.6 metres.  This mineralised intercept contained several nickel-copper sulphide clasts believed to have been liberated from a proximal, ponded massive sulphide body.

PTM’s drilling results to date have confirmed the potential for higher-grade sections within the overall 800 meter long Sunrise Zone at Lakemount.

Results from Hole 16 compare well to the previously reported Hole 6 intercept of 0.74 % nickel, 0.67 % copper, and 0.93 grams per tonne of platinum, palladium and gold over 5.5 metres and to the previously reported Hole 8 results of 0.87 % nickel, 0.48 % copper, and 0.588 grams per tonne of platinum, palladium and gold over 13.5 metres, including an intercept of 1.40 % nickel, 0.69 % copper, and 0.769 grams per tonne of platinum, palladium and gold over 5.0 metres.

The exploration model for Lakemount targets the possible presence of undiscovered ponds of massive Nickel-Copper-PGM sulphides along the base of the intrusion as well as the further exploration of the known zones of disseminated and net-textured sulphides.  Detailed study and analysis of the mineralization found in PTM’s drilling in both Phase 1 and Phase 2, particularly in the area of Holes 6, 8, and 16, support the potential for this model.

Detailed results are provided in the table below.  Hole 16 is located approximately 70 metres along strike to the west of Hole 6, and about 240 metres along strike east of Hole 8.  Holes 6, 8, and 16 have tested approximately 310m of strike length along the known 800 meter Sunrise Zone as defined in diamond drilling from 1942 to 1957.

Phase 3 exploration will commence shortly.  Downhole and surface UTEM-4 electromagnetic geophysical surveys are now scheduled.  The aim of these surveys will be to locate higher-grade massive sulphide mineralization, which will then be targeted by Phase 3 diamond drilling, which will immediately follow these surveys. UTEM-4 has been successful in locating such massive sulphide bodies in geological settings similar to Lakemount.  Approximately 1,500m of drilling is planned for Phase 3, which will include further testing of the higher grade mineralization intersected in Holes 6, 8, and 16.  New geophysical targets generated by the UTEM-4 surveys will be drill tested, both within and outside of the known Sunrise Zone.

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

As previously announced in PTM’s news release of January 27, 2004, the gross metal value (US$) of the intercept in Hole 6 is provided as a tool for comparison to other multi-metallic projects. The value does not confirm the economic nature of the mineralization or take into account mining dilution, milling recoveries, smelter factors, or other factors that will not be detailed until completion of a feasibility study. Assuming a copper price of $1.00/lb, a nickel price of $5.00/lb, a platinum price of $800/oz, a palladium price of $200/oz and a gold price of $400/oz, the gross metal values of the 5.5m intercept in Hole 6 are $81.60/tonne nickel, $14.80/ tonne copper and $16.71/tonne platinum, palladium and gold for a total of US $113/tonne.

The gross metal value (US$) of the 2.6 metre intercept in drill Hole 16, assuming the same metal prices as above, is $170.18/tonne nickel, $19.60/ tonne copper and $19.79/tonne platinum, palladium and gold for a total of US $209/tonne.

The Lakemount Property is located 10 kilometres east of Wawa, Ontario along Highway 101 and covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones. Under an option agreement with Western Prospector Group Ltd., PTM can earn and purchase up to a 62% interest in the Lakemount Property from Western Prospector Ltd. and the underlying vendors.

Qualified Person and Quality Assurance and Control

Dennis Gorc P. Geol., Manager of Research and Acquisitions, is acting as the Qualified Person, “QP” for Platinum Group Metals Ltd., for this release. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He also directed this drilling program. Drill core was sawn with half being retained for future study. The samples collected from the second half of the drill core was placed in containers sealed on site and tagged with a secure chain-of-custody security seal before being transported to the ALS Chemex (Thunder Bay) sample preparation facility. ALS Chemex upon receiving a sample shipment examined all containers to confirm that the attached security tag was intact and that the sealed container was also intact and has not been opened.  PTM has inserted duplicates, blanks and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program (“QAQC”).  All samples were analyzed by ALS-Chemex Labs (Vancouver) for platinum, palladium, and gold by their PGM-ICP23 (30g fire assay – ICP finish) that included their own internal quality control program of standards and for nickel and copper by their ME-ICP61 method (27 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES).  Samples, which returned overlimits (>10,000 ppm Cu, >10,000 ppm Ni) were analyzed for nickel or copper using their AA62 method Cu, Ni overlimits by HF-HNO3-HClO4 acid digestion, HCl leach and AAS finish.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements and the anticipated resulting increase the value of PGE mineral rights and resources by 2005.  The Company is distinctive as a result of its focus on platinum and palladium and its property portfolio in both Canada and South Africa.

PTM holds significant mineral rights in the northern and western limbs of the Bushveld Intrusive Complex in South Africa and continues to acquire additional mineral rights in South Africa. The Bushveld Complex is the source of most

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

of the world’s platinum.

The Company is also the largest mineral rights holders in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario.  PTM also has a separate active joint venture at Agnew Lake, Ontario with Pacific Northwest Capital Corporation and Anglo Platinum Corporation Limited, the world’s largest producer of platinum.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President, Director

For further information contact:
John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	R. Michael Jones, President Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

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